4 1 NYSE 0001107031 w3bn*ivb Officer Spherion Corporation 914536 36-3536544 06/30/02 4 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 4 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP [ ] Check this box if no longer subject to
Section 16. Form 4 or Form 5 obligations may continue. 1. Name and Address of Reporting Person(s) L'Heureux, Wayne D (formerly Interim Services Inc.) 2050 Spectrum Boulevard Fort Lauderdale, FL 33309 2. Issuer Name and Ticker or Trading Symbol Spherion Corporation (SFN) 3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) 4. Statement for Month/Year 06/02 5. If Amendment, Date of Original (Month/Year) 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) VP Human Resources 7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person
Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially Owned (Columns 1,3 and 7 through 11) ---------------
-----------------------------------------------------------------
---------------------------------------------------- 1)Title of
Derivative 3)Trans- 7)Title and Amount 8)Price 9)Number of 10)
11)Nature of Security action of Underlying of Deri- Derivative Indirect Date Securities vative Securities D Beneficial Amount or Security Beneficially or Ownership Number of Owned at I - Title Shares End of Month ---------------------------------------------
-----------------------------------------------------------------
---------------------- Deferred Stock Units 05/31/02 Common Stock
2,500.0000 5,000.0000 D Direct Explanation of Responses: (1) Common stock acquired on the vesting of Deferred Stock Units
(DSUs) on 5/31/02. (2) Reporting Person elected to have shares withheld from vested shares to cover taxes due at time of vesting on Deferred Stock Units.
Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned ----------------------------------------------
-----------------------------------------------------------------
--------------------- 1)Title of Security 2)Trans- 3.Trans-
4.Securities Acquired(A) 5)Amount of 6) 7)Nature of action action or Disposed of (D) Securities Indirect Date Code A Beneficially D Beneficial (Month/ or Owned at or Ownership Day/Year) Code V Amount D Price End of Month I -----------------------------------
-----------------------------------------------------------------
-------------------------------- Common Stock 05/31/02 M
2,500.0000 (1)A $0.0000 D Direct Common Stock 05/31/02 F 711.0000
(2) D $11.0300 15,932.0000 D Direct Common Stock 758.9760 I By
DCP
Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially Owned (Columns 1 through 6) ------------------------
-----------------------------------------------------------------
------------------------------------------- 1)Title of Derivative
2)Conversion 3)Trans- 4)Trans- 5)Number of Derivative 6)Date Exercisable and Security or Exercise action action Securities Acquired (A) Expiration Date Price of Date Code or Disposed of
(D) Derivative Security Code V A D Exercisable Expiration -------
-----------------------------------------------------------------
------------------------------------------------------------
Deferred Stock Units $0.0000 05/31/02 M 2,500.0000 (1) 05/31/02
05/31/11

SIGNATURE OF REPORTING PERSON /S/ L'Heureux, Wayne D DATE
07/08/02